Exhibit 12.1

Applied DNA Sciences, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Applied DNA Sciences, Inc. for each of the last five fiscal years and for the three months ended March 31, 2017.

		Fiscal Year Ended September 30,
	Three months ended March 31, 2017	2016	2015	2014	2013	2012
Net loss	$(3,428,856)	$(12,175,979)	$(11,881,137)	$(13,066,661)	$(17,686,472)	$(7,150,712)
Fixed charges
Interest expense	-	-	23,468	11,875	—	643,063

Total fixed charges	$-	$-	$23,468	$11,875	$—	$643,063

Earnings/Loss adjusted	(3,428,856)	(12,175,979)	(11,857,669)	(13,054,786)	(17,686,472)	(6,507,649)

Ratio of Earnings to Fixed Charges	(a)	(b)	(c)	(d)	(e)	(f)

(a) Due to the loss for the fiscal quarter ended March 31, 2017, the ratio of earning to fixed charges for that period was less than 1.00. The deficiency of earnings to total fixed charges was approximately $3,428,856.

(b) Due to the loss for the fiscal year ended September 30, 2016, the ratio of earnings to fixed charges for that period was less than 1.00. The deficiency of earnings to total fixed charges was approximately $12,175,979.

(c) Due to the loss for the fiscal year ended September 30, 2015, the ratio of earnings to fixed charges for that period was less than 1.00. The deficiency of earnings to total fixed charges was approximately $11,881,137.

(d Due to the loss for the fiscal year ended September 30, 2014, the ratio of earnings to fixed charges for that period was less than 1.00. The deficiency of earnings to total fixed charges was approximately $13,066,661.

(e) Due to the loss for the fiscal year ended September 30, 2013, the ratio of earnings to fixed charges for that period was less than 1.00. The deficiency of earnings to total fixed charges was approximately $17,686,472.

(f) Due to the loss for the fiscal year ended September 30, 2012, the ratio of earnings to fixed charges for that period was less than 1.00. The deficiency of earnings to total fixed charges was approximately $7,150,712.

Applied DNA Sciences, Inc. has no shares of preferred stock outstanding and has not declared or paid any dividends on preferred stock for the periods set forth above.